UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U/A

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): April 26, 2023

The3rdBevCo Inc.

(Exact name of registrant as specified in its charter)

New York	84-3292369
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

2805 Veterans Highway

Suite 15,

Ronkonkoma, NY 11779

(Address of principal executive offices)

Registrant’s telephone number, including area code (631) 285-3644

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9. Other Events.

On April 26, 2023, the Company entered into a letter of intent with mega social media star and cast member of MTV’s hit show Wild n Out starring Nick Cannon, Justina Valentine. Justina is to become the face of our nonalcoholic beverage brand Bougie™. She will serve as Miss Bougie™ and be a key component in our marketing plan for the brand rollout. She will also serve as cohost of our new soon to be launched Bougie™ TV weekly 30-minute podcast. A key factor for us is to reach Justina’s combined 20 million social media followers that mostly fall in our target 18-35 age demographic for Bougie™ promotions. A copy of The3rdBevco-Justina Valentine Letter of Intent is attached hereto as Exhibit 6.1.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The3rdBevCo, Inc.

By:	/s/ Peter Scalise
Peter Scalise
Principal Executive Officer

Date: April 26, 2023